Exhibit (a)(5)(E)
Sybase Q&A
Top 10 Media Questions
1.	Why did SAP acquire Sybase?
First, the acquisition of Sybase will give our customers significant value due to the synergies between the two companies.
•	The transaction will help companies run better through real-time decision making made possible by the combination of SAP business and analytics software and in-memory technology and Sybase’s mobile infrastructure and data management solutions.

•	Customers will be able to connect workers to the applications, functionality and information they need to perform their jobs better using any device.

•	Customers will also be able to deal with an explosion of data and quickly apply analytics to make information more consumable to workers, so they can make faster and better decisions across the company.
Second, the move has a strategic benefit for SAP and Sybase.
•	SAP will be able to accelerate the reach of SAP® solutions across mobile platforms and realize its in-memory computing vision. It will drive higher user adoption of SAP software and unlock significant business value out of existing SAP investments.

•	It will also increase SAP’s addressable market, giving SAP access to 4 billion mobile users, excellent solutions in strategic industries such as retail, communications and financial services and strengthening SAP’s presence in fast-growth markets such as China.

•	For Sybase, breakthrough in-memory technology from SAP will provide a dramatic performance improvement to analytic processing capabilities.

•	Sybase’s database products will be enhanced by SAP in-memory technology.

•	Sybase will be able to bring its expertise in complex event processing and analytics, which has been in the financial sector, to customers in other industries and product areas in which SAP has a strong presence.
Third, the move will further spur product innovation. The synergies will:
•	bring SAP applications (on-premise and on-demand) with far greater speed and efficiency to any device

•	accelerate a next-generation platform for business intelligence and performance management applications (i.e. EPM and any future planning applications)

•	offer a powerful combination of the Sybase IQ products with SAP’s column-based/in-memory assets for future SAP applications on premise and on demand
2.	Do you need Sybase to fuel your double digit growth ambition?
We have always stated that we can be a double digit-growth company through organic growth and tuck-in acquisitions. Larger transactions such as Business Objects and Sybase will surely help us achieve that goal as well.
3.	Sybase’s current customer base is largely in the database space (70 percent of its business, in fact), which is not a traditional SAP product focus. Will the database business be maintained? Is SAP trying to go head-to-head in the database market against vendors like Oracle?
As part of SAP, Sybase will maintain its competitive position in the database market. Additionally, Sybase’s strong set of database products will be strengthened by SAP’s in-memory technology. At the same time, SAP will continue with its commitment to support leading database vendors. As with the Business Objects transaction, we plan to leverage the opportunity to reach significant numbers of non-SAP customers.
4.	Why such a focus on mobility?
Our product strategy recognizes that our customers are increasingly driven by the needs of employees who want full access to business applications at any location, on any device. According to IDC, the number of smart (“converged”) mobile devices shipped every year will grow at rates close to 20 percent to reach 439.4 million units in 2014.
As a result, we built a product strategy that recognizes the mobility requirements of modern business, which must be integrated across on demand and on premise applications. SAP’s value proposition is to orchestrate these layers to provide true end-to-end business process integrity and consistency. This transaction accelerates our on-device ambitions, providing access to SAP applications from millions of mobile devices.
5.	You have stated for a long time that SAP is a proponent of organic growth and would not make large acquisitions, buy market share or buy customers. Is this a change in that strategy? If so, can we expect more of these types of acquisitions?
We have always said that we will continue to invest in organic growth but also look for opportunities to complement our portfolio and offer additional value to our 100,000 customers worldwide. With this transaction, SAP extends its market leadership, combining the world’s best business solutions with the most powerful mobile infrastructure platform, and enables SAP solutions to reach a much wider user base among hundreds of millions of business people who use mobile devices. We have stated many times in the past that if a larger acquisition made both strategic and financial sense, we would not be averse to doing such an acquisition.
6.	Has Oracle’s successful acquisition strategy played any role in your decision to acquire Sybase?
SAP has remained focused on a growth strategy that acquires innovation in support of long-term organic growth. With the Sybase transaction, we are acquiring new innovation that will rapidly accelerate the value we can bring to customers, which will in turn increase demand for our solutions and support our growth.
We think our approach of focusing on innovation and providing the most consistent portfolio offering, the broadest business network expertise and a very powerful ecosystem best serves our customers.
7.	Every big software acquisition takes longer and is more disruptive than originally thought. Why is this any different?
SAP has clearly demonstrated its ability to successfully integrate acquired companies with Business Objects. In the case of Sybase, there are many synergies between the two companies’ technologies that will catalyze a new level of innovation and value for our customers. We have demonstrated these synergies through a productive partnership with Sybase already. See link here.
In addition, we will operate Sybase separately yet support both organizations through shared services.
8.	SAP still hasn’t delivered on the full value of the Business Objects acquisition and hasn’t historically completed large acquisitions — why this acquisition now, and how does SAP intend to make this successful?
We have demonstrated that we can acquire and successfully integrate an acquisition. Our strong quarterly earnings were based in part on strong results from rapidly expanding demand for SAP BusinessObjects solutions. In fact, the addition of Business Objects to the SAP portfolio significantly increases the strategic potential of the Sybase acquisition to create new value for our customers.
9.	SAP has an end-to-end business intelligence and mobility solution. What added functionality is SAP getting from Sybase?
By coming together, SAP and Sybase will accelerate the process of bringing SAP software onto any device at any time. As the global leader for SMS and MMS interoperability with reach to 850+ mobile operators, 4 billion subscribers and the processing of more than 1.4 billion messages per day, Sybase offers deep expertise and innovation in delivering software to mobile customers.
Investor Relations FAQ
Strategic Questions
10.	What is the crown jewel of this deal? What’s Sybase’s crown jewel?
•	All of Sybase’s businesses are important to SAP and we plan to keep the Sybase businesses fully intact within SAP.

•	However, we believe that the mobile market provides us with the most significant growth opportunity and that the mobile platform will be important to accelerate SAP’s strategy to become the leader in the “on device” market.

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•	With the acquisition of Sybase, SAP will own a complete and fully integrated heterogeneous platform in the mobile industry from which SAP and its partners can develop and deliver a broad set of applications to mobile users on multiple platforms.
11.	Why did you acquire Sybase after having such a successful partnership? What’s the benefit of the acquisition versus the partnership?

Sybase has been a key co-innovation partner with SAP for more than a year. This past March, SAP and Sybase delivered the mobile CRM application they promised in 2009 as well as two new applications.

SAP’s strategy recognizes the increasing importance of mobile devices and in-memory technology in the way business will be conducted in the future. This transaction will build on our successful partnership with Sybase and bring the two information technology (IT) leaders together to achieve a common goal: to enable companies to become “unwired enterprises,” in which critical information and applications are available on any device, at any time. As a result, we will accelerate the reach of SAP® solutions across mobile platforms and the realization of SAP’s in-memory computing vision, driving higher user adoption of SAP software and unlocking significant business value out of existing SAP investments.

12.	What does Sybase have that another middleware company could not bring to you (e.g. Tibco or Syclo)?
•	Sybase is the leader in the mobile infrastructure market — there is no other company with a mobile platform as complete as Sybase.

•	With the acquisition of Sybase, SAP immediately becomes the leader in the mobile market, giving us the ability to develop and deliver our mobile enterprise applications on many different devices. We can now extend our reach to millions more users.

•	We already had a successful partnership with Sybase — we know the company and their products very well.
13.	Why are you going into the database business? Does this validate Oracle’s strategy of selling the entire stack?
•	The addition of Sybase’s database business will accelerate the reach of SAP solutions across mobile platforms and the realization of SAP’s in-memory computing vision. We have no ambition to own the entire stack of hardware and software. In fact, we believe this acquisition will transform and reduce the stack over time, with significant benefits for our customers in efficiency and business value.

•	The combination of Sybase’s industry-leading mobile platform and the potential of its database technology for realizing SAP’s in-memory computing vision offer tremendous potential to SAP and its customers.

•	We have no intention of entering the “stack war.” Consistent with our growth strategy, we’re looking for acquisitions of complementary solutions in areas adjacent to our core competencies, where we can bring to bear our competitive advantages.
14.	Does this transaction mean your acquisition strategy has changed?
•	No, SAP’s acquisition strategy has not changed. Consistent with our growth strategy, we’re looking for acquisitions of complementary solutions in areas adjacent to our core competencies, where we can bring to bear our competitive advantages.

•	We have stated many times in the past we will primarily look for smaller, tuck-in acquisitions but also larger transactions when they make strategic and financial sense. Sybase is a great example of such a ‘larger’ acquisition.
15.	Why do you want to run Sybase as a separate unit and not fully integrate the business into SAP?
•	We believe that the best organizational structure is to run the Sybase area as a separate unit within SAP as we did and continue to do with Business Objects.

•	There may also be some SAP functions that will move into the newly established business unit, and eventually there likely will be integration of certain products. We are evaluating the organizational structure, and will have more to say after this process is complete.
16.	Who is responsible at SAP for making this acquisition work? What are the key milestones you see? If you succeed, how can we measure whether the integration is working?

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•	As part of this acquisition, Sybase will operate as a standalone unit under the name “Sybase, an SAP Company.” Sybase will be responsible for SAP’s enterprise data management and mobility business. Sybase’s management team will continue to run the business. The SAP in-memory team will continue its current mission.

•	The SAP Executive Board plans to propose to the Supervisory Board to appoint Sybase Chairman and CEO, John Chen, to the SAP Executive Board.

•	Support integration will be evaluated, including evaluation of any unique processes so a determination can be made as to our ability to leverage global SAP support.
Financial Questions
17.	What is the value of this deal?
Please refer to the press release for details of the deal.
18.	The price you have offered is a significant premium to Sybase’s historic trading value. How do you justify this?
The combined entity should have greater revenue and cost synergies than two standalone entities. Our analysis shows increased margins being generated by increased revenues and cost synergies, thereby justifying the purchase price.
19.	Do you anticipate any regulatory issues related to this transaction?
Although the transaction will require anti-trust approval by the US and EU, as well as tender offer filings with the Securities Exchange Commission in the US, we do not expect any regulatory issues.
20.	How does the transaction affect SAP’s current financial guidance?
We cannot comment on guidance until the deal is closed. Once that occurs, we will update the guidance if necessary at the most appropriate time.
21.	In what areas do you expect to generate cost and revenue synergies, where and over which time period will they result from?
•	Increasing combined efficiency of sales and marketing

•	Cost efficiencies

•	Cross-selling opportunity
Government Affairs FAQ
22.	What regulatory approvals are required for the completion of the transaction?
Completion of the tender offer is conditioned upon the receipt of antitrust approvals in the US and the EU.
Upon commencement of the tender offer, SAP will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission. The Schedule TO will include an offer to purchase that describes the terms and conditions of the tender offer. Sybase will also file a solicitation/recommendation statement on Schedule 14D-9.
Additional Questions on Strategy
23.	What will the combined SAP and Sybase offer?
The combination will bring the two information technology (IT) leaders together to achieve a common goal: to enable companies to become “unwired enterprises,” in which critical information and applications are available on any device, at any time. Customers will have the ability to take the explosion of data and harness it in a way that is consumable by employees using any device. Employees will be able to make faster, more informed decisions and companies will benefit from greater productivity, agility and growth.
24.	Why will this transaction provide value based on Sybase’s current position in the database market?

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By bringing together SAP’s in-memory technology and Sybase’s strong set of database products, we will be able to further innovate the traditional database market with integrated and transactional analytical capabilities without disrupting Sybase customers’ current investments. We will also continue to add to, build and support Sybase’s traditional database business.
25.	How will SAP be differentiated from the competitive landscape after this acquisition?
SAP will be the only company able to deliver a full suite of enterprise software and next-generation business intelligence on any device, at any time, harnessing the power of Sybase’s industry-leading mobile platform.
Additional Questions on Company and Product Integration
26.	Is there any overlap in the two companies’ solutions and will you eliminate product offerings? Will SAP end-of-life any products?
While SAP may have some products that perform functions similar to Sybase’s, there is no commercial overlap in SAP’s and Sybase’s products. We do not currently compete with Sybase because SAP’s products are embedded and not sold separately. We will continue to expand and innovate both SAP and Sybase product offerings. Detailed product road maps will be available as regulatory approvals are obtained and the transaction closes.
27.	How does this acquisition relate to SAP’s overall strategy in the BI segment?
This acquisition supports SAP’s overall strategy in the business intelligence segment by enabling our BI solutions and analytics to be mobilized on any device and by increasing the addressable customers for our BI solutions.
28.	Will Sybase’s products continue to run on its own platform? Or will Sybase’s products now be integrated into the SAP NetWeaver platform? If so, how long will the transition take?
Sybase’s products will run on its own platform. Sybase will continue to interface with SAP Mobile Gateway and continue to be part of the SAP Co-Innovation Platform.
29.	Originally, SAP planned to build within SAP NetWeaver its own mobile infrastructure. What impact will this have on these plans?
These plans were changed in 2009, when SAP decided to focus its mobile efforts on enabling SAP applications to be used and extended by partners.
30.	Do you anticipate new offerings being rolled out in 2010 as a result of the acquisition?
More details about future our road map will be shared after the acquisition is final.
31.	Will SAP continue to support Sybase customers?
Yes.
32.	What will happen to Sybase’s management team and employees?
Sybase will operate as a standalone unit under the name “Sybase, an SAP Company” and will be responsible for SAP’s enterprise data management and mobility business. Sybase’s management team will continue to run the business. The SAP Executive Board plans to propose to the Supervisory Board to appoint the chairman and CEO of Sybase to the SAP Executive Board. The SAP in-memory team will continue its current mission.
33.	What does this acquisition mean for SAP’s ecosystem strategies, and overall systems integrators?
With the acquisition, our ecosystem strategy remains the same. The move will bring a new field of opportunity for our partners to explore ways in which we can co-innovate on offerings focused on the mobile enterprise for our joint customers.

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34.	Is Sybase an SAP partner today? What is the status of our partnership?
Sybase has been a key co-innovation partner with SAP for more than a year. This past March, SAP and Sybase delivered the mobile CRM application they promised in 2009 as well as two new applications.
Additional Information
This Q&A is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Sybase’s common stock described in this Q&A has not commenced. At the time the offer is commenced, Sheffield Acquisition Corp., a subsidiary of SAP America, Inc., will file a tender offer statement on Schedule TO, with the U.S. Securities and Exchange Commission (SEC), and Sybase will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials and all other documents filed with respect to the tender offer with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany , Telephone: +49 6227 744872. The solicitation/recommendation statement and related documents may be obtained for free by directing such requests to Sybase, Inc., Attention: Dan Cohen, One Sybase Drive, Dublin, CA 94568, Telephone: +1-925-236-5000.
Forward-Looking Statements
This release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Sybase, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key Sybase employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and Sybase to achieve the anticipated synergies of the proposed transaction and other risks detailed in Sybase SEC filings, including those discussed in Sybase’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, which is on file with the SEC and available at the SEC’s website at www.sec.gov. Sybase is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Statements regarding the expected date of closing of the tender offer, and expected integration, growth and improved customer service benefits are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the tender offer, the satisfaction of closing conditions, including the receipt of regulatory approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of software solutions, and difficulties encountered in integrating companies and technologies. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
(*) SAP defines business software as comprising enterprise resource planning, business intelligence, and related applications.
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